                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
    Hammett         Daniel         J.         quiring Statement
   _____________________________________      (Month/Day/Year)         Activision, Inc. (ATVI)
   (Last)           (First)     (Middle)
   c/o Activision, Inc.                           1/11/01           5. Relationship of Reporting Persons    6. If Amendment,
   3100 Ocean Park Boulevard                                           to Issuer (Check all applicable)       Date of Original
   _____________________________________  3.  I.R.S. Identification                                            (Month/Day/Year)
                (Street)                      Number of Reporing       __ Director       __ 10% Owner
   Santa Monica     California      90405     Person, if an entity
                                              (voluntary)              X Officer (give  __ Other (specify  7. Individual or Joint/
   _____________________________________                                    title below)         below)        Group Filing (Check
   (City)            (State)     (Zip)                                  Executive Vice President and Presi-     Applicable Line)
                                                                       dent-Activision Value Publishing    X  Form filed by One
                                                                                                               Reporting Person

                                                                                                            __ Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)

Common Stock, par value $.000001              79,500                          D
per share ("Common Stock")

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In    (Instr. 5)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 5)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ---------------

Employee Stock Options      4/1/00(1)   4/1/09     Common Stock    10,000        $10.56                D
Employee Stock Options      10/1/00(2)  4/18/10    Common Stock    37,500        $ 6.00                D
Employee Stock Options      10/18/01(3) 10/18/09   Common Stock    25,000        $13.37                D

Explanation of Responses:

(1)  The option vested as to 10,000 shares of 4/1/00 which 10,000 shares were previously exercised and vests as to an additional 10,000 shares on 4/1/01.
(2)  The option vests in four equal annual installments beginning on 10/1/00.
(3)  The option vested as to 25,000 shares on 10/18/00 which 25,000 shares were previously exercised and vests as to an additional 25,000 shares on
 10/18/01.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ Daniel J. Hammett            1/18/01
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person          Date
                                                                                     Daniel J. Hammett

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.